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                           June 7, 2023

       Hung To Pau, Ph.D.
       Chief Executive Officer
       Advanced Biomed Inc.
       689-87 Xiaodong Road
       Yongkang District
       Tainan, Taiwan

                                                        Re: Advanced Biomed
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 22, 2023
                                                            File No. 333-272110

       Dear Hung To Pau:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed May 22, 2023

       Overview, page 10

   1. We note your response to our comments 3 and 4 and reissue. We note that the disclosure requested must appear
in the Prospectus Summary, not just on the cover page.
 Hung To Pau, Ph.D.
FirstName  LastNameHung To Pau, Ph.D.
Advanced Biomed  Inc.
Comapany
June 7, 2023NameAdvanced Biomed Inc.
June 7,
Page 2 2023 Page 2
FirstName LastName
Commercialization Preparation, page 12

2. We note your statement on page 12 regarding your pre-mass product test for the A+Pre
         Chip and AC-1000 Enrichment Chip, which examined    whether the tested
chip can work
         with its corresponding product, and whether chips    flatness,
roughness, water leakage,
         critical size and thickness match the original design.    Similar
disclosure appears on page
         75 with respect to the completed A+CellScan performance study. Please revise to state the results of these studies.
Risk Factor Summary
Risks Related to Doing Business in China, page 17

3. We note the deleted risk factor and updated additional disclosure on page 40. Please revise your summary of risk factors to acknowledge any risks that any actions by the
         Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. This risk is independent of the requirements imposed by the Trial Administrative Measures of
         Overseas Securities Offering and Listing by Domestic Companies and Provisions on
         Strengthening the Confidentiality and Archives Administration Related to the Overseas
         Securities Offering and Listing by Domestic Enterprises.
Critical Accounting Policies and Estimates, page 64

4. We note your response to comment 11. As previously requested, please also revise your disclosures to address the material implications of the uncertainties that are associated with the methods, assumptions and estimates underlying your critical accounting estimates. Your expanded disclosures should address the risk related to using different assumptions and analyze their sensitivity to change based on outcomes that are deemed reasonably likely to occur. Refer to Item 303(b)(3) of Regulation S-K. Business
Commercialization Preparation, page 78

5. We note your revisions in response to our comment number 9 and reissue in part. Please revise to clarify the rights and obligations of the parties engaged in the research project equipment use contract with TSRI. We note, for example, your disclosure on page 36 that you contracted with National Applied Research Laboratories to design and test production of certain flow channel and to permit National Applied Research Laboratories to quote test data in its research paper with your consent, yet on page 78 you state that you used their semiconductor manufacturing equipment and precision micro-nano processing equipment for chip technology research and development such as concept presentation of each R&D process, cross-scale composite structure production, rapid wafer trial production, material testing, and thin film production. Please also revise to consistently
 Hung To Pau, Ph.D.
Advanced Biomed Inc.
June 7, 2023
Page 3
         refer to TSRI or National Applied Research Laboratories throughout your prospectus, or advise.
Intellectual Property, page 81

6. We note your revisions in response to our comment number 13 and reissue in part. Please revise your table to disclose the anticipated expiration dates of your Chinese pending patent applications. We note on page 99 you state that the duration of a patent right in the
         PRC is either 10, 15 or 20 years from the date of application, depending on the type of patent right.
National Medical Insurance Program, page 92

7. We note your revisions in response to our comment number 15 and reissue in part. Please revise to discuss on page 92 how you anticipate reimbursement coverage and rates will be determined for your products, the applicable agency or agencies that will make such determinations in the PRC and the anticipated timeline for any such decisions.
Financial Statements, page F-1

8. Your disclosures on page 111 indicate that you effected a forward stock split at a ratio of 1 to 4 on May 16, 2023. Please revise the financial statements and corresponding financial information throughout the filing to retroactively reflect the stock split consistent with the guidance in ASC 260-10-55-12 and ASC 505-10-S99-4 (SAB Topic 4C). Please also have your auditors dual date their report for the impact of the stock split.
Review Report, page F-2

9. Please provide a consent that covers the review report issued by your independent accountants on the March 31, 2023 interim financial statements. Consolidated Balance Sheets, page F-3

10. We note your response to comment 19. You revised your accounting of the acquisition of
       Shanghai Sglcell Biotech Co. which resulted in the revision of your audited financial statements. For example we note that you no longer record goodwill as of June 30, 2022.
       In this regard, please appropriately reflect these revisions as a restatement which should include marking the applicable financial statements "as restated," providing the disclosures required by ASC 250-10-50-7 through 50-10, and ensuring that the restatement is discussed in the audit report. Please also address whether
FirstName LastNameHung To Pau, Ph.D.
       a material weakness was identified, and if so, what consideration was given to including a
Comapany    NameAdvanced
       risk factor describingBiomed   Inc. weakness, resulting restatement, and
any associated
                              the material
June 7,remediation
        2023 Page 3procedures.
FirstName LastName
 Hung To Pau, Ph.D.
FirstName  LastNameHung To Pau, Ph.D.
Advanced Biomed  Inc.
Comapany
June 7, 2023NameAdvanced Biomed Inc.
June 7,
Page 4 2023 Page 4
FirstName LastName
Note 1. Organization and Principal Activities, page F-22

11. We note your response to comment 22. It remains unclear how you determined that the reorganization should be accounted for as a transaction under common control per the guidance of ASC 805. Specifically, please tell us how you determined that Dr. Yi Lu controlled both Advanced Biomed Inc. (Taiwan) as well as Advanced Biomed Inc. at the time of the transaction in July 2022. Your disclosures indicate that Dr. Yi Lu only controlled Advanced Biomen Inc. (Taiwan) at the time of the transaction and obtained control of Advanced Biomed, Inc. after the transaction.
Exhibits

12. We note that several of the linked exhibits do not actually match the associated titles in the Exhibit Index. Please ensure that every linked exhibit in the
Exhibit Index actually
         matches the corresponding titles.
13. We note that you have filed the resolutions approving adoption of the 2023 Plan as
         Exhibit 10.2. Please revise to also file the 2023 Plan itself.
14. We note the legal opinion filed as Exhibit 5.2. Please have counsel revise Section C.5. and the last sentence of the opinion to ensure both places cover the disclosure on the cover
         page and, with respect to the last sentence, the    Regulations
section.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Nudrat Salik at 202-551-3692 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Benjamin Richie at 202-551-7857 or Margaret Schwartz at 202-551-7153 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Industrial Applications and
                                                                Services
cc:      Fang Liu, Esq.